January 12, 2006


Via Facsimile 212.547.5444 and U.S. Mail

Mark Selinger, Esq.
McDermott Will & Emery LLP
50 Rockefeller Plaza, 11th Floor
New York, NY 10020-1605

RE:	Arel Communications and Software Ltd.
	Schedule 13E-3
	Filed by Arel Communications and Software Ltd. et al.
	Date Filed: December 27, 2005
	File No. 5-58563

Dear Mr. Selinger:

We have reviewed your filing, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why any comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3

General

1. The Schedule 13E-3 does not include information regarding the anticipated dissemination of the disclosure document to security holders. As the proposed transactions involve purchases by an affiliate group, the affiliated group must comply with Rule 13e-3(f). The information required by Rule 13e-3(e) and Schedule 13E-3 must be provided to each person who is a record holder of a class of equity securities subject to the Rule 13e-3 transaction as of a date
not less than 20 days prior to the date of such purchase.   Please
advise us, with a view toward disclosure, how the affiliated group intends to comply with the dissemination requirements with respect to any purchases.

2. It appears the Schedule 13E-3 contains substantive information that should be delivered to security holders. For example, the information provided in response to Item 2 and Item 3 may be material to security holders` evaluation of the transaction consideration. Advise us whether Arel intends to deliver the
Schedule 13E-3 with the proxy statement that has been attached as Exhibit (a)(5), or confirm that the disclosure document disseminated to security holders will contain all material information provided in response to the item disclosure requirements in Schedule 13E-3.

3. Revise to include a prominent legend on the outside cover page of the principal disclosure document that indicates neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction; passed upon the merits or fairness of the transaction; or passed upon the adequacy or accuracy of the disclosures in the document. The legend also must make clear that any representation to the contrary is a criminal offense. See Rule 13e-3(e)(iii). At present, this legend appears on page three of the proxy statement.

4. Please revise the forepart of the principal disclosure document to prominently disclose what the going private consideration represents. For example, it is not clear whether the going private consideration is an amount equivalent to the value of the company as a whole, or an amount equivalent to an arbitrary, calculated or negotiated distribution disproportionate to the market or future projected value of the company.

5. Explain to us why Mr. Clayton L. Mathile and Ms. Mary A.
Mathile have not been identified as filing persons on Schedule 13E-3.

Introduction

6. The proxy statement has been filed as an exhibit to Schedule
13E-3. Please remove the implication that Arel has provided the proxy statement to the staff on a supplemental basis by deleting the word "furnished." Revise to specifically indicate the proxy statement has been filed as exhibit (a)(5).

Effects of the Arrangements on our Shareholders

7. Advise us, with a view towards revised disclosure, how the affiliated filing parties fully complied with Item 1013(d) of Regulation M-A. See Item 1013, Instruction 3. The disclosure must, for example, also express the affiliates` increased interest in net book value and net earnings in dollar amounts.

8. In response to Item 1013(d) of Regulation M-A, disclose all of the benefits and detriments of the transaction to the issuer and affiliates of the issuer. Discuss, if true, the fact that the issuer and affiliates of the issuer will be the beneficiaries of the projected net savings for terminating registration under the Exchange Act. In addition, disclose whether the affiliates will be beneficiaries of any operating loss carryforwards that the issuer may enlist to shelter future income. Quantify your response to the extent possible given the operating losses that were recorded in 2002 and 2004. See Instruction 2 to Item 1013 of Regulation M-A.

Fairness of the Arrangement to the Non-Continuing Shareholders

9. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail in the Schedule 13E-3. To the extent that the filing parties did not consider net book value, going concern value and liquidation value, or deemed such measure irrelevant in the context of this particular transaction, provide a detailed explanation of their reasons for so doing. While references have been made to a going concern value, such references do not meet the standards set forth to satisfy the disclosure requirements of this item. See Item 1014(b) of Regulation M-A and Question and Answer No. 20 in Exchange Act Release 17719 (April 13, 1981).

10. Revise the separate and explicit discussion addressing the procedural fairness determination so that the absence of any of the procedural safeguards set out in Item 1014(c) or (e) of Regulation M-A are addressed. Revise to itemize the other procedural protections that the disclosure states exist and therefore support the conclusion that the procedural fairness determination is accurate. Please follow the guidance provided in Q & A No. 21 in Exchange Act Release 17719 (April, 1981). The discussion on page 32 regarding "personal interests" under the section titled "Required Vote;..." is not responsive to whether or not the procedural protection outlined in
Item 1014(c) exists.

Credentials of GSE and Relationship of GSE with our Affiliates

11. Quantify the amount of the fee earned by GSE for their engagement with CYMI in March 2005. The reference to "customary fees" is not responsive to Item 1015(b)(4) of Regulation M-A.

Tender Offer by our Largest Shareholder

12. We note the shares acquired in the tender offer were transferred to CYMI. Please provide us with your analysis for why this tender offer was not the first step in a going private transaction under Rule 13e-3 that required the contemporaneous filing of a Schedule 13E-3 when the tender offer was commenced.

Selected Financial Information

13. In response to Item 13 of the Schedule 13E-3, the disclosure indicates that financial information has been incorporated by reference to satisfy this item requirement. Revise to include the complete summarized financial information required by Item 1010(c)
of Regulation M-A. In the event that filing persons incorporate by reference the information required by Item 1010(a) and (b), all of the summarized financial information required by Item 1010(c) must
be disclosed in the Schedule 13E-3.   See Instruction 1 to Item 13 of
Schedule 13E-3.  In addition, refer to telephone interpretation
H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer.
Alternatively, please provide your analysis for why all of the information required by Item 1010(c) has been provided.

Closing Comments

	Please file an amended Schedule 13E-3 in response to these comments. Mark the amendment so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provides any supplemental information we requested. This letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* The filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

	Please direct any questions regarding the comments to me in the Office of Mergers and Acquisitions at (202) 551-3266.

Sincerely,


Nicholas P. Panos
Special Counsel
Office of Mergers & Acquisitions